CUSIP NO. 5021600-10-4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 34)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
(405) 235-4546

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. '240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification, No. of above Persons (entities only)	Jack E. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	664,576

Number of Shares	(8)	Shared Voting Power	3,579,996
Beneficially
Owned by Each	(9)	Sole Dispositive Power	664,576
Reporting Person
With:	(10)	Shared Dispositive Power	3,579,996

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,244,572

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	19.59%

(14)	Type of Reporting Person (See Instructions)	IN

Page 2 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Sylvia H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,264,509
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,264,509

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,264,509

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	10.77%

(14)	Type of Reporting Person (See Instructions)	IN

Page 3 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	SBL, L.L.C. (f/k/a SBL Corporation)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,579,387
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,579,387

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,579,387

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	12.08%

(14)	Type of Reporting Person (See Instructions)	CO

Page 4 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Petroleum Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	417,288
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	417,288

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	417,288

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

(13)	Percent of Class Represented by Amount in Row (11)	2.02%

(14)	Type of Reporting Person (See Instructions)	CO

Page 5 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Barry H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	NA

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	347,889

Number of Shares	(8)	Shared Voting Power	2,606,584
Beneficially
Owned by Each	(9)	Sole Dispositive Power	347,889
Reporting Person
With:	(10)	Shared Dispositive Power	2,606,584

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,954,473

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	13.79%

(14)	Type of Reporting Person (See Instructions)	IN

Page 6 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Steven J. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	295,165

Number of Shares	(8)	Shared Voting Power	500,045
Beneficially
Owned by Each	(9)	Sole Dispositive Power	295,165
Reporting Person
With:	(10)	Shared Dispositive Power	500,045

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	795,210

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	3.83%

(14)	Type of Reporting Person (See Instructions)	IN

Page 7 of 22 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Family, L.L.C. 20-8234753

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma, USA

	(7)	Sole Voting Power	0

Number of Shares	(8)	Shared Voting Power	2,264,509
Beneficially
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person
With:	(10)	Shared Dispositive Power	2,264,509

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,264,509

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	10.54%

(14)	Type of Reporting Person (See Instructions)	00

Page 8 of 22 Pages

CUSIP NO. 5021600-10-4

Introduction

This statement constitutes Amendment No. 34 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company").  All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Schedule 13D is reporting matters with respect to the following reporting persons:

•	Jack E. Golsen (Chief Executive Officer and Chairman of the Board of the issuer);

•	Sylvia H. Golsen;

•	Barry H. Golsen (President and member of the Board of Directors of the issuer);

•	Steven J. Golsen (President of certain subsidiaries of the issuer);

•	SBL, L.L.C. (f/k/a “SBL Corporation”) ("SBL");

•	Golsen Petroleum Corporation ("GPC"), which is a wholly owned subsidiary of SBL; and

•	Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”). GFLLC is a new member of this reporting group, as described in Notes 3, 4 and 5, below, and Item 2 hereof.

Jack and Sylvia Golsen are husband and wife.  Barry Golsen and Steven Golsen are sons of Jack and Sylvia Golsen.  All of the outstanding stock of SBL and all membership interests in GFLLC are beneficially owned, directly or indirectly, by Jack and Sylvia Golsen and members of their immediate family.  Jack and Barry Golsen are the sole members of the Board of Directors and the officers of SBL and GPC, and Jack and Sylvia Golsen are the sole managers of GFLLC.

This Amendment No. 34 is being filed as a result of a change in the facts contained in the Schedule 13D, as described below.

1.
On January 15, 2007, six trusts established under separate trust agreements, each dated December 31, 1992 (together, the “1992 Grandchildren Trusts”) for the benefit of the six grandchildren of Jack and Sylvia Golsen, husband and wife, were consolidated into six

Page 9 of 22 Pages

CUSIP NO. 5021600-10-4

trusts established for such grandchildren under separate trusts agreements, each dated January 15, 2007 (together, the “2007 Grandchildren Trusts”), with the 2007 Grandchildren Trusts surviving following the consolidations.  The trustees of each 1992 Grandchildren Trust included two or more of Barry H. Golsen, Steven J. Golsen, and Linda J. Rappaport (“Rappaport”).  Rappaport is the daughter of Jack and Sylvia Golsen and a former reporting member of this reporting group.  As trustees of the 1992 Grandchildren Trusts possessing voting and dispositive power over the aggregate 193,006 shares of the Company’s common stock held by the 1992 Grandchildren Trusts, the following persons reported beneficial ownership of the following number of shares of common stock held in the Grandchildren Trusts: Barry Golsen (193,006 shares), Steven Golsen (64,454 shares), and Rappaport (127,552 shares).  As of result of the consolidations of the 1992 Grandchildren Trusts into the 2007 Grandchildren Trusts, Barry Golsen, Steven Golsen and Linda Rappaport are no longer trustees, and therefore, on January 15, 2007, ceased possessing beneficial ownership of the 193,006 shares formerly held in the 1992 Grandchildren Trusts.  As sole trustee of each 2007 Grandchildren Trust, on January 15, 2007, Jack Golsen acquired voting and dispositive power over the aggregate 193,006 shares of the Company’s common stock now held by the 2007 Grandchildren Trusts.

2.
On January 15, 2007, three trusts established under separate trust agreements, each dated December 31, 1992 (the “1992 Trusts”) for the benefit of each of Barry Golsen, Steven Golsen, and Linda Rappaport, the children of Jack and Sylvia Golsen, were consolidated into three trusts established for such children under separate trusts agreements, each dated January 15, 2007 (the “2007 Trusts”), with the 2007 Trusts surviving following the consolidations.  The trustee of each 1992 Trust was Heidi Brown, an officer of the Company.  As of result of the consolidations of the 1992 Trusts into the 2007 Trusts, Heidi Brown is no longer trustee.  As sole trustee of each 2007 Trust, on January 15, 2007, Jack Golsen acquired voting and dispositive power over the aggregate 263,320 shares of the Company’s common stock held by the 2007 Trusts.

3.
On May 29, 2007, Jack and Sylvia Golsen through their respective revocable trusts contributed an aggregate of 867,276 shares of common stock and 4,000 shares of the Company’s Series B 12% Cumulative, Preferred Stock (the "Series B Preferred") to GFLLC.  Each share of the Series

Page 10 of 22 Pages

CUSIP NO. 5021600-10-4

B Preferred is convertible, at the option of the holder, into 33.3333 shares of the Company’s common stock.  The membership interests in GFLLC are owned by Jack Golsen, through his revocable trust (45.923%), Sylvia Golsen through her revocable trust (45.923%), Barry Golsen (2.718%), Steven Golsen (2.718%), and Linda Rappaport (2.718%).  Jack and Sylvia Golsen are the managers of GFLLC and, in such capacity, share voting and dispositive power over the Company’s securities owned by GFLLC.  Of the Company securities contributed to GFLLC, (a) 28,529 shares of common stock and 4,000 shares of Series B Preferred were contributed by Jack Golsen through his revocable trust of which he is trustee, and (b) 838,747 shares of common stock were contributed by Sylvia Golsen through her revocable trust of which she is trustee.

4.
Prior to May 29, 2007, the outstanding common stock of SBL was owned by Sylvia Golsen (40%), Barry Golsen (20%), Steven Golsen (20%), and Linda Rappaport (20%).  On May 29, 2007, such owners of SBL common stock contributed 49% of the total outstanding SBL common stock to GFLLC, resulting in outstanding common stock of SBL being owned by GFLLC (49% owner), Barry Golsen (17% owner), Steven Golsen (17% owner), and Linda Rappaport (17% owner).

5.
As a result of the contributions to GFLLC described in Notes 3 and 4, above, GFLLC may be considered a reporting person required to file this Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934.  GFLLC has elected to be included in this Schedule 13D as a reporting person.

6.	On August 3, 2007, SBL Corporation completed a statutory conversion from a corporation to a limited liability company taxed as a corporation and changed its name to SBL, L.L.C.

7.
On August 27, 2007, pursuant to the Company’s redemption, as approved by the Company’s Board of Directors, of all of its issued and outstanding shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 ("$3.25 Preferred"), the Company redeemed SBL’s 9,050 shares of $3.25 Preferred and GPC’s 14,033 shares of $3.25 Preferred.  The redemptions were completed pursuant to the notice of redemption mailed by the Company on July 12, 2007, to all holders of record of its $3.25 Preferred. The redemption price was $50.00 per share of $3.25 Preferred, plus $26.25 per share in accrued and unpaid dividends pro-rata to the date of redemption.  In accordance with the terms of the redemption, the

Page 11 of 22 Pages

CUSIP NO. 5021600-10-4

aggregate redemption price, plus accrued and unpaid dividends, received by SBL and GPC was approximately $690,062 and $1,070,016, respectively.  The redemption through SBL and GPC was preapproved by the Company’s board of directors.

8.
Reference is made to (a) Item 5(c) of this Amendment No. 34 for a disclosure of other transactions in the Common Stock that were effected by certain reporting persons during the past 60 days from the filing date of this Amendment No. 34 and (b) Item 6 of this Amendment No. 34 for other agreements relating to Company securities held by certain reporting persons.

Item 1.            Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.            Identity and Background.

Item 2 of this Schedule 13D is unchanged, except as set forth below.

1.	Item 2 is hereby amended by adding the following reporting person:

(a)	Name: Golsen Family, L.L.C.

(b)	State of Organization: Oklahoma

(c)	Address of Principal Business and Principal Office:

16 South Pennsylvania
Oklahoma City, Oklahoma  73107

(d)	Principal Business: Management of family investments.

(e)	During the last five (5) years, Golsen Family, L.L.C. (“GFLLC”) has not been convicted in a criminal proceeding.

(f)
GFLLC has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result, would have subjected GFLLC to a judgment, decree or final

Page 12 of 22 Pages

CUSIP NO. 5021600-10-4

order enjoining future violations of, or prohibiting or mandating activities subject to, federal state securities laws or finding any violation with respect to such laws.

2.	The information in Item 2 regarding SBL Corporation is hereby amended by changing the type of entity from “corporation” to “limited liability company.”

Item 3.             Source and Amount of Funds or Other Consideration.

(a)
As disclosed in Item 5(c) and Note 7 in the Introduction to this Amendment No. 34, SBL surrendered 9,050 shares of $3.25 Preferred and GPC surrendered 14,033 shares of $3.25 Preferred to the Company pursuant to the Company’s redemption of all of its issued and outstanding Series B Preferred.  The redemptions were completed pursuant to the notice of redemption mailed by the Company on July 12, 2007, to all holders of record of its $3.25 Preferred. The redemption price was $50.00 per share of $3.25 Preferred, plus $26.25 per share in accrued and unpaid dividends pro-rata to the date of redemption.  In accordance with the terms of the redemption, the aggregate redemption price received by SBL and GPC was approximately $690,062 and $1,070,016, respectively.  The redemption of the shares of $3.25 through SBL and GPC was preapproved by the Company’s board of directors.

(b)	The contributions to GFLLC of Company securities and SBL common stock described in Notes 3 and 4, above, were non-taxable contributions to the capital of GFLLC by its members.

(c)	This Item 3 is not applicable to the other agreements and transactions described in Items 5 and 6 of this Amendment 34.

Item 4.             Purpose of Transaction.

GFLLC
Jack Golsen, Sylvia Golsen, Barry Golsen, Steven Golsen and Linda Rappaport contributed to GFLLC shares of Company common stock Series B Preferred, as well as 49% of the outstanding common stock of SBL in order to consolidate certain family investments for financial management and estate planning purposes.

Page 13 of 22 Pages

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2007 Grandchildren Trusts and 2007 Trusts
The six 1992 Grandchildren Trusts were consolidated into the six 2007 Grandchildren Trusts and the three 1992 Trusts were consolidated into the three 2007 Trusts for financial management and estate planning purposes.

Plans and Proposals
The reporting persons do not presently have any plans or proposals required to be reported under Item 4 of this Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

(a)
The following table sets forth as of the filing date of this Amendment 34 the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

         PersonAmountPercent(12)

Person	Amount	Percent (10)
Jack E. Golsen	4,244,572 (2) (3) (4) (5) (8)	19.59%

Sylvia H. Golsen	2,264,509 (2) (3) (8) (9)	10.77%

SBL (1)	2,579,387 (3) (11)	12.08%

GPC (1)	417,288 (10) (11)	2.02%

Golsen Family, L.L.C.(1)	2,264,509 (2) (3) (11)	10.54%

Barry H. Golsen	2,954,473 (2) (3) (6) (8)	13.79%

Steven J. Golsen	795,210 (2) (3) (7) (8)	3.83%

____________________

(1)
The membership interests in GFLLC are owned by Jack Golsen through his revocable trust (45.923%), Sylvia Golsen through her revocable trust (45.923%), Barry Golsen (2.718%), Steven Golsen (2.718%), and Linda Rappaport (2.718%).  Jack and Sylvia Golsen are the managers of GFLLC, and as a result share voting and dispositive power over the Company’s securities owned by GFLLC.  SBL is wholly owned by GFLLC (49% owner), Barry Golsen (17% owner), Steven Golsen (17% owner) and Linda Rappaport (17% owner). GPC is a wholly owned subsidiary of SBL.  The directors and executive officers of SBL and GPC are Jack Golsen and Barry Golsen. Barry Golsen,

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Steven Golsen and Linda Rappaport are the children of Jack and Sylvia Golsen, husband and wife.

(2)
GFLLC owns 867,276 shares directly and has the right to acquire 133,333 shares upon the conversion of 4,000 shares of the Company’s Series 2 Preferred.  The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in GFLLC, as described in footnote (1) to this table, except Jack and Syvia Golsen, as managers of GFLLC possessing voting and dispositive power over such shares, report beneficial ownership of all shares beneficially owned by SBL and GPC.

(3)
SBL owns 1,512,099 shares directly and has the right to acquire (a) 250,000 shares upon the conversion of 1,000,000 shares of the Company's Series D Preferred; (b) 400,000 shares upon the conversion of 12,000 shares of the Company's Series B Preferred.  The amount shown also includes 417,288 shares beneficially owned by SBL's wholly owned subsidiary, GPC, which includes (y) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Series B Preferred and (z) 283,955 shares held directly.  The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in SBL (whether direct ownership or indirect ownership through GFLLC), as described in footnote (1) to this table, except Jack and Barry Golsen, as the sole directors and officers of SBL possessing voting and dispositive power over such shares, report beneficial ownership of all such shares.

(4)
The amount shown includes the following shares owned of record: (a) Amy G. Rappaport 2007 Irrevocable Trust (34,750 shares); (b) Joshua B. Golsen 2007 Irrevocable Trust (30,704 shares); (c) Adam Z. Golsen 2007 Irrevocable Trust (35,638 shares); (d) Stacy L. Rappaport 2007 Irrevocable Trust (28,638 shares); (e) Michelle L. Golsen 2007 Irrevocable Trust (35,638 shares); (f) Lori R. Rappaport 2007 Irrevocable Trust (27,638 shares); (g) Barry H. Golsen 2007 Irrevocable Trust (89,440 shares); (h) Steven J. Golsen 2007 Irrevocable Trust (84,440 shares); (i) Linda R. Rappaport 2007 Irrevocable Trust (89,440 shares); and (j) Preston Ayden Mattingly 2007 Irrevocable Trust (2,400 shares).  Jack Golsen is the sole trustee of each of the foregoing trusts and in such capacity possesses voting and dispositive power over the Company’s securities held in the trusts.

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(5)
The amount shown includes: (a) 25,350 shares owned of record by the Jack E. Golsen 1992 Revocable Trust of which Jack Golsen is trustee; (b) 4,000 shares that may be acquired upon conversion of a promissory note, and (c) 176,500 shares that may be acquired upon the exercise of Company stock options.

(6)
The amount shown includes: (a) 281,639 shares held directly and (b) 66,250 shares which may be acquired upon exercise of stock options.  The amount shown does not include (i) 533 shares that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 89,440 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, of which Barry Golsen is the primary beneficiary, but of which Barry Golsen has no voting or dispositive control.

(7)
The amount shown includes: (a) 248,915 shares held directly; and (b) 46,250 shares which may be acquired upon exercise of stock options.  The amount shown does not include 84,440 shares owned of record by the Steven J. Golsen 2007 Irrevocable Trust, of which Steven Golsen is the primary beneficiary, but of which Steven Golsen has no voting or dispositive control.

(8)
Jack Golsen and Sylvia Golsen each disclaims beneficial ownership of the shares of Common Stock beneficially owned by Barry Golsen described in footnote (6) and the shares of Common Stock beneficially owned by Steven Golsen described in footnote (7).  Barry Golsen disclaims beneficial ownership of the shares beneficially owned by Jack Golsen described in footnotes (4) and (5), and the shares beneficially owned by GFLLC except to the extent of his proportionate interest in GFLLC.  Steven Golsen disclaims beneficial ownership of the shares beneficially owned by Jack Golsen described in footnotes (4) and (5), and the shares beneficially owned by GFLLC, SBL, and GPC, except to the extent of his proportionate interest in each such entity.

(9)
The amount shown does not include, and Sylvia Golsen disclaims beneficial ownership of the shares listed in footnote (2) above as beneficially owned by Jack Golsen (except the shares beneficially owned by GFLLC).

(10)	The amount shown includes (a) 283,955 shares held directly by GPC, and (b) 133,333 shares that may be acquired upon conversion of 4,000 shares of the Company's Series B Preferred Stock.

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(11)
Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share.  Both vote together with holders of Common Stock. The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred and the Series D Preferred are convertible.

(12)
The percentage ownership of each reporting person is based on 20,574,588 shares of Common Stock outstanding, as of August 21, 2007.  Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(b)
The following table sets forth, as of the filing date of this Amendment No. 34 for each person and entity identified under paragraph (a), above, the number of shares of Common Stock as to which the person and entity has (i) the sole power to vote or direct the voting, (ii) shared power to vote or direct the voting, (iii) the sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition
Jack E. Golsen	664,576 (2)	3,579,996 (3)

Sylvia H. Golsen	None	2,264,509 (3) (8)

SBL (1)	None	2,579,387 (4)

GPC (1)	None	417,288 (4)

Golsen Family, L.L.C. (1)	None	2,264,509 (5)

Barry H. Golsen	347,889 (6)	2,606,584 (3)

Steven J. Golsen	295,165 (7)	500,045 (3)

____________________

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(1)	See footnote (1) under paragraph (a) of this Item 5.

(2)	See footnotes (4), (5) and (8) under paragraph (a) of this Item 5.

(3)	See footnotes (2), (3), (8) and (11) under paragraph (a) of this Item 5.

(4)	See footnotes (3) and (11) under paragraph (a) of this Item 5.

(5)	See footnotes (2), (3) and (11) under paragraph (a) of this Item 5.

(6)	See footnotes (6) and (8) under paragraph (a) of this Item 5.

(7)	See footnotes (7) and (8) under paragraph (a) of this Item 5.

(8)	See footnote (9) under paragraph (a) of this Item 5.

(c)	During the past 60 days from the filing date of this report, the following reporting persons effected transactions in the Common Stock, as follows:

(i)
As described in Note 6 in the Introduction to this Amendment No. 34, pursuant to the Company’s redemption, as approved by the Company’s Board of Directors, of all of its issued and outstanding shares of $3.25 Preferred, SBL surrendered to the Company for redemption its 9,050 shares of $3.25 Preferred and GPC surrendered to the Company for redemption its 14,033 shares of $3.25 Preferred.  The redemptions were completed on August 27, 2007, pursuant to the notice of redemption mailed by the Company on July 12, 2007, to all holders of record of its $3.25 Preferred. The redemption price was $50.00 per share of $3.25 Preferred, plus $26.25 per share in accrued and unpaid dividends pro-rata to the date of redemption.  In accordance with the terms of the redemption, the aggregate redemption price received by SBL and GPC was approximately $690,062 and $1,070,016, respectively.  The redemption through SBL and GPC was preapproved by the Company’s board of directors.

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CUSIP NO. 5021600-10-4

(ii)	Barry Golsen sold a total of 30,000 shares of common stock over the American Stock Exchange on the dates and at the prices indicated below:

Security	Date of Sale	No, of Shares	Price
Common Stock	09/05/2007	100	$22.15
Common Stock	09/05/2007	1,900	$22.20
Common Stock	09/05/2007	400	$22.21
Common Stock	09/05/2007	200	$22.22
Common Stock	09/05/2007	4,550	$22.30
Common Stock	09/05/2007	100	$22.31
Common Stock	09/05/2007	250	$22.33
Common Stock	09/05/2007	400	$22.34
Common Stock	09/05/2007	100	$22.38
Common Stock	09/06/2007	5,000	$22.05
Common Stock	09/06/2007	5,346	$22.20
Common Stock	09/06/2007	700	$22.21
Common Stock	09/06/2007	900	$22.22
Common Stock	09/06/2007	5,000	$22.25
Common Stock	09/06/2007	4,000	$22.30
Common Stock	09/06/2007	300	$22.32
Common Stock	09/06/2007	754	$22.33
30,000

(iii)See Notes 1, 2, 3, and 4 in the Introduction to this Amendment No. 34 for a description of certain transactions in the Company’s securities since the filing on April 4, 2007, of Amendment No. 33 to this Schedule 13D.

(d)	See Item 6 below.

(e)	Not applicable.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is unchanged, except as set forth below.

GFLLC
As disclosed in Note 2 in the Introduction to this Amendment No. 34 and in Item 4, the outstanding membership interests in GFLLC is owned by Jack Golsen through his revocable trust (45.923%), Sylvia Golsen through her revocable trust (45.923%), Barry Golsen (2.718%), Steven Golsen (2.718%), and Linda Rappaport (2.718%).  Jack and Sylvia Golsen are the trustees of

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CUSIP NO. 5021600-10-4

their respective revocable trusts and possesses voting and dispositive power over the securities held by their respective trusts.  All of the membership interests issued by GFLLC are voting interests.  Jack Golsen and Sylvia Golsen, as managers of GFLLC, share voting and dispositive power over the Company’s securities owned by GFLLC.

Release of Collateral
In 2007, the Bank of Union released its security interest all shares of Common Stock that were pledged by one or more reporting persons to secure certain loans to SBL, GPC, or other affiliated corporations.

Item 7.	Materials to be Filed as Exhibits.

24.1	Powers of Attorney executed by Barry H. Golsen and Steven J. Golsen are filed as Exhibit 24.1 to Amendment No. 33 to this Schedule 13D and are incorporated herein by reference.

99.1	Joint Filing Statement, dated September 19, 2007, between the reporting persons.

99.2	Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.3
Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

99.4
Stacy L. Rappaport 2007 Irrevocable Trust Agreement, dated January 15, 2007.  The Joshua B. Golsen 2007 Irrevocable Trust Agreement, Adam Z. Golsen 2007 Irrevocable Trust Agreement, Amy G. Rappaport 2007 Irrevocable Trust Agreement, Lori R. Rappaport 2007 Irrevocable Trust Agreement, Michelle L. Golsen 2007 Irrevocable Trust Agreement, and Preston Ayden Mattingly 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Stacy L. Rappaport 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.5
Barry H. Golsen 2007 Irrevocable Trust Agreement, dated January 15, 2007.  The Steven J. Golsen 2007 Irrevocable Trust Agreement and Linda F. Rappaport 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Barry H. Golsen 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

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CUSIP NO. 5021600-10-4

Trust Agreement, each dated January 15, 2007, are substantially similar to the Barry H. Golsen 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.6	Shareholder's Agreement, effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

99.7	Shareholder's Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation (originally filed as Exhibit 24 to Amendment No. 24).

99.8
Shareholder's Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.9
Shareholder's Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.10	Security Agreement, dated December 12, 2003, executed by SBL Corporation in favor of Bank of the West, is attached as Exhibit 99.18 to Amendment No. 28 and is incorporated herein by reference.

99.11	Security Agreement, dated December 12, 2003, executed by Linda F. Rappaport in favor of Bank of the West, is attached as Exhibit 99.19 to Amendment No. 28 and is incorporated herein by reference.

99.12
Security Agreement, dated May 10, 2004, executed by the Linda F. Rappaport Trust in favor of Bank of the West, is attached as Exhibit 99.16 to Amendment 32 to this Schedule 13D and is incorporated herein by reference.

99.13
Security Agreement, dated July 5, 2006, executed by the Sylvia H. Golsen Trust in favor of Bank of the West, is attached as Exhibit 99.17 to Amendment 32 to this Schedule 13D and is incorporated herein by reference.

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CUSIP NO. 5021600-10-4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 20, 2007

/s/ Jack E. Golsen
Jack E. Golsen

/s/ Barry H. Golsen        *
Barry H. Golsen

/s/ Steven J. Golsen        *
Steven J. Golsen

*Executed by Jack E. Golsen pursuant to Power of Attorney

/s/ Sylvia H. Golsen
Sylvia H. Golsen

SBL CORPORATION

By: /s/ Jack E. Golsen
Jack E. Golsen, President

GOLSEN PETROLEUM CORPORATION

By: /s/ Jack E. Golsen
Jack E. Golsen, President

GOLSEN FAMILY, L.L.C.

By: /s/ Jack E. Golsen
Jack E. Golsen, Manager

By: /s/ Sylvia H. Golsen
Sylvia H. Golsen, Manager

Page 22 of 22 Pages